Federated Funds


                              Fidelity Bond Filing








         Contents of Submission:


         1) Copy of the Chubb Financial Institution Investment Company Asset Protection Bond ("Bond") received on November 9, 2007 for filing as required by Rule 17g-1(g)(1)(B)(i);*


         2) Copy of the resolutions of the Executive Committee of the Federated Funds unanimously approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(1)(B)(ii);*


         3) Copy of a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1(g)(1)(B)(iii);*


         4) As required by Rule 17g-1(g)(1)(B)(iv), the period for which premiums have been paid is October 1, 2007 to October 1, 2008; and


         5) Copy of the agreement between the Investment company and all of the other named insureds as required by Rule 17g-1(g)(1)(B)(v).





         * Incorporated by reference to the Fidelity Bond filing submitted on November 15, 2007.
















                            JOINT INSUREDS AGREEMENT

 Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated American Leaders Fund, Inc.; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.:
Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund, Inc.; Federated Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective December 3, 2007, and agree as follows:


                              W I T N E S E TH :

      WHEREAS, the Parties have procured a joint insured fidelity bond program from Federal Insurance Company, Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA and St. Paul Mercury Insurance Company, which the parties have approved in form and amount (hereinafter referred to as "the Bond");

      WHEREAS, the Parties have determined that separate fidelity bond insurance should be arranged for Capital Preservation Fund, Federated International Funds, PLC, Federated Strategic Investment Series Fund, L.P. and Federated Unit Trust, these entities have been removed from this Agreement;

    WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

    WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

    NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

    1. In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

    2. Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

    3. This Agreement may be amended or modified by a written agreement executed by the Parties.

    4. This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

    5. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.












      IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

                  Cash Trust Series, Inc.
                  Cash Trust Series II
                  Edward Jones Money Market Fund
                  Federated American Leaders Fund, Inc.
                  Federated Adjustable Rate Securities Fund
                  Federated Core Trust
                  Federated Core Trust II, L.P.
                  Federated Equity Funds
                  Federated Equity Income Fund, Inc.
                  Federated Fixed Income Securities, Inc.
                  Federated GNMA Trust
                  Federated Government Income Securities, Inc.
                  Federated High Income Bond Fund, Inc.
                  Federated High Yield Trust
                  Federated Income Securities Trust
                  Federated Income Trust
                  Federated Index Trust
                  Federated Institutional Trust
                  Federated Insurance Series
                  Federated Intermediate Government Fund, Inc.
                  Federated International Series, Inc.
                  Federated Investment Series Funds, Inc.
                  Federated Managed Allocation Portfolios
                  Federated Managed Pool Series
                  Federated MDT Series
                  Federated Municipal Securities Fund, Inc.
                  Federated Municipal Securities Income Trust
                  Federated Premier Intermediate Municipal Income Fund Federated Premier Municipal Income Fund
                  Federated Short-Intermediate Duration Municipal Trust Federated Stock and Bond Fund, Inc.
                  Federated Stock Trust
                  Federated Total Return Series, Inc.
                  Federated Total Return Government Bond Fund
                  Federated U.S. Government Bond Fund
                  Federated U.S. Government Securities Fund: 1-3 Years Federated U.S. Government Securities Fund: 2-5 Years Federated World Investment Series, Inc.
                  Intermediate Municipal Trust
                  Money Market Obligations Trust


                  /s/ John W. McGonigle
                  ------------------------------------------
                  John W. McGonigle, Secretary